Mail Stop 3561

August 21, 2008

Berge Abajian
President
Diamond Information Institute, Inc.
12 Daniel Road East
Fairfield, NJ 07004

> **Re: Diamond Information Institute, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 8, 2008**
> **File No. 333-149978**

Dear Mr. Abajian:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Financial Statements, page F-1

1. Please update your financial statements as required by Rule 8-08 of Regulation S-X. In addition to updating the financial statements please update the notes to the financial statements. Reference is made to Rule 10-01(a)(5) of Regulation S-X.

***

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald J. Stoecklien, Esq.
        Stoecklien Law Group